February 15, 2022

BY EDGAR	Mary C. Moynihan MMoynihan@perkinscoie.com
Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-1004	D. (202) 654-6254 F. (202) 654-9697

Wanger Advisors Trust

1933 Act Registration No. 33-83548

1940 Act Registration No. 811-08748

Ladies and Gentlemen:

On behalf of Wanger Advisors Trust (the “Trust”), we are transmitting for filing under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) post-effective amendment no. 48 to the Trust’s registration statement under the Securities Act, which is also amendment no. 49 to its registration statement under the 1940 Act (the “Amendment”), and each exhibit being filed.

This filing is being made pursuant to Rule 485(a)(1) under the Securities Act, with an effective date of May 1, 2022 designated on the facing sheet of the Amendment. No fees are required in connection with the Amendment filing. The filing is being made in order to make certain changes to the principal investment strategy and non-fundamental policies of Wanger USA, a series of the Trust.

Very truly yours,

/s/ Mary C. Moynihan

Mary C. Moynihan